Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

April 18, 2022

Min S. Oh, Esq.

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File No.:	333-263582
	Series:	LVIP JPMorgan Retirement Income Fund
(the “Acquiring Fund”)

Dear Ms. Fettig and Mr. Oh:

This letter responds to your comments, provided via phone April 5, and April 8, 2022, respectively to the Registrant’s Form N-14 registration statement filed on March 15, 2022, under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”). The Registration Statement was filed to solicit proxies and to register shares of the Acquiring Fund for its acquisition of the LVIP T. Rowe Price 2010 Fund (the “Acquired Fund”). The Acquiring Fund and Acquired Fund are series of the Registrant.

The following are your accounting comments and the Registrant’s responses.

1)

In response to the question, “How do the fees and expenses compare?” on p. 2 please review the language regarding relative net fees of the funds for consistency with the fee table and address the differences in management fees and gross expenses

A.	The requested revisions have been made.

2)

In response to the question, “Will and Acquired Fund or the Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganizations?” please clarify that all costs will include brokerage costs for portfolio repositioning.

A.	The requested revision has been made. The Funds’ adviser will pay all costs, including the costs of portfolio repositioning.

3)	Confirm in correspondence that expenses represent current fees per item 3 of form N-14

A.	Expenses represent current fees per item 3 of form N-14.

4)	Modify the paragraph at the top of p. 3 to include the expense limitation thresholds for the Acquired Fund.

A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

5)	In footnote one in the fee table on p. 3 change the word “adjusted” to “restated.”

A.	The requested revision has been made.

6)	Confirm in correspondence what was restated in footnote one in the fee table on p. 3.

A.	The advisory fee and expense limitation were adjusted/restated.

7)	Update footnote five in the fee table on p.3 to include all exclusions to the expense limitation agreement as described on p. 28.

A.	The requested revision has been made.

8)	Confirm in correspondence that any expenses subject to recapture or recoupment in the Acquired Funds will not be carried over.

A.	Any expenses subject to recapture or recoupment in the Acquired Funds will not be carried over.

9)	Revise the third line in the Board Considerations on p. 4 to be consistent with the Summary and Comparison sections.

A.	The requested revisions have been made.

10)	Review and confirm the accuracy of the figures in the expense examples table on p. 5.

A.

These expense example figures for the LVIP T. Rowe Price 2010 Fund have been updated to reflect the one-year fee waiver in accordance with Form N-1A requirements. The applicable agreements are filed in the Part C filed with this N-14.

11)	Remove footnote one in the expense example table on p. 5.

A.	The requested revision has been made.

12)	Add more detail to the Board Considerations section on p. 5.

A.

We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

13)	On pp. 7 and 15, summarize and highlight the differences in the strategies and risks of each fund and consider whether to include discussion of the Acquiring Fund’s change in strategy.

A.

The revision requested in the first clause of this comment has been made. We respectfully decline to implement the comment in the second clause. The Registrant believes this accurately summarizes the material differences in the Funds’ strategies.” As discussed with you via phone on April 14, 2022, we have concluded that no discussion of the Acquiring Fund’s strategy change is necessary.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

14)	On p. 25 clarify who will continue as adviser and sub-adviser after the Reorganization.

A.	The requested revision has been made.

15)	On p. 13 revise the Management and Administrative Fee section to reflect the appropriate fee for this Reorganization.

A.	The requested revision has been made.

16)	On p. 13 revise the Expense Limitation Agreement section to reflect the appropriate expense limitation threshold for this Reorganization.

A.	The requested revision has been made.

17)	Confirm in correspondence that there have been no material changes to asset levels since December 31, 2021.

A.	Confirmed.

18)

On pg. A-11 consider whether to specify in the Terms of the Agreement and Plan of Reorganization that Lincoln Investment Advisors Corporation is paying for the reorganizations whether or not they occur.

A.	The requested revision has been made.

19)	On pg.1 of the Statement of Additional Information replace pro forma financial statements with the supplemental financial information as required by SX 611(D).

A.	The requested revisions have been made.

20)	Confirm whether the Acquiring Fund or Acquired Funds will do repositioning and update language (including the percentage) in Note 4 to the Statement of Additional Information.

A.	We confirm that the Acquiring fund will perform the portfolio repositioning and have updated the Capitalization section (responsive to comment three above) with the requested disclosure.

21)	Add the information in Note 4 and Note 6 on the acocunting survivor on portfolio repositioning in the Statement of Additional Information to the body of the N-14.

A.	The information in this note 4 has been added to the Capitalization section of the N-14. The information in Note 6 has been added to the Comparative Performance Information section of the N-14.

The following are your legal comments and the Registrant’s responses.

22)	On p. 1 of the proxy confirm that all requirements for virtual meetings during COVID will be complied with.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

A.	Confirmed.

23)	In the Q&A on p. 1 under “What will happen to the existing shares?” replace “total value” with “total net asset value.”

A.	The requested revision has been made.

24)	In the Q&A on p. 2, clarify the statement regarding similarities of the investment objectives, principal investment strategies, and principal risks of each Acquired Fund and the Acquiring Fund.

A.	The requested revision has been made.

25)	In response to the question, “How do the fees and expenses compare?” on p. 2, clarify that if the expense limitation is not renewed after two years, expenses may increase.

A.	The requested revision has been made.

26)

In response to the question, “Will the Acquired Funds or Acquiring Fund pay the costs of this proxy solicitation or any direct costs in connection with the proposed Reorganization?” on p. 2 of the Q&A, disclose aggregate and per share costs as well as how much of the portfolio is anticipated to be repositioned.

A.	There is no per share costs associated with the proposed Reorganizations. The remaining revisions have been made.

27)	Remove the second sentence regarding the SEC public reference room on p. 2 of proxy statement.

A.	The requested revision has been made.

28)	Change “value” to “net asset value” on p. 1 of the summary.

A.	The requested revision has been made.

29)	Remove the reference to “questions and answers” in the third paragraph on p. 1 of the summary.

A.	The requested revision has been made.

30)	Provide additional detail on p. 1 under the heading “Reasons for the Reorganizations.”

A.	The requested revisions have been made.

31)	In the first paragraph under the heading, “Comparison of Fees and Expenses” delete “pro forma” in the final sentence.

A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

32)	In the second paragraph under the heading, “Comparison of Fees and Expenses” replace “may” with “will” in the final sentence.

A.

We respectfully decline to implement this comment. Management regularly takes various actions to decrease fund expenses, so it is not necessarily true that expenses will increase if the waiver is removed after the two-year period.

33)	Modify the footnotes for the Acquiring Fund in the row entitled, “Less Fee Waiver and Expense Reimbursement” to reflect notes 5 and 6 instead of 4 and 5.

A.	The requested revisions have been made

34)

Confirm that there will be no recapture of AFFE waived or reimbursed after the closing of the reorganizations as described in footnotes 4 and 5 in the table in the section entitled, “Comparison of Fees and Expenses.”

A.	Confirmed.

35)	Confirm that the agreement in Part C for the fee waiver disclosed matches up with the information disclosed in the section entitled, “Comparison of Fees and Expenses.”

A.	The Part C filed herewith includes the Fee Waiver Agreement effective April 1, 2022. The expense example section of the N-14 has been updated to reflect this agreement.

36)	Consider adding any adverse factors that may have been considered by the Board in reviewing the Reorganization.

A.

We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

37)	Consider including a discussion of principal risks in the Board Considerations section, under the heading “Reasons for the Reorganization.”

A.

We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

38)	Consider noting in item 6 of the section entitled, “Board Considerations” that operating expenses for the Acquiring Fund may increase if waiver is not renewed.

A.	We respectfully decline to implement this comment because the Board in consultation, with their independent counsel, drafts and approves these considerations, and the Board is not

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

scheduled to meet within the appropriate timeframe to provide additional details ahead of filing. The remainder of the proxy statement/prospectus includes additional detail on the factors referred to in the description of the Board’s considerations.

39)	Consolidate the second and third paragraphs under the heading “Comparison of Investment Objectives, Policies, and Strategies.

A.	The requested revisions have been made.

40)

In the third paragraph to under the heading entitled, “Comparison of Investment Objectives, Policies and Strategies” replace “statement of additional information” with “prospectus” in the last sentence.

A.	The requested revision has been made.

41)	Consider including a summary of the differences in principal risks between the Acquired Funds and the Acquiring Fund.

A.	The requested revision has been made.

42)	Consider combining the “Small Company Risk” and “Medium Company Risk” listed for the Acquiring Fund into the “Small- and Medium-Cap Company Risk” listed for the Acquired Funds.

A.	The requested revision has been made.

43)	Consider adding a comparison of fees in the section entitled, “Management and Administrative Fees.”

A.	The requested revision has been made.

44)	Include a comparison of distribution, purchase, and redemption procedures; exchange rights; and summary of tax consequences as required under Item 3(b).

A.	The requested revisions have been made.

45)	Consider including a summary of the tax opinion.

A.	The requested revisions have been made in the section entitled “Distribution Policy and Federal Tax Consequences.”

46)	In the sections entitled, “Security Ownership of Certain Beneficial Owners” and throughout the N-14, as applicable, replace “variable contracts” with the defined term “Accounts.”

A.	The requested revisions have been made.

47)	Consider adding “receipt of a tax opinion” to the 3rd paragraph of the “Terms of the Agreement and Plan of Organization.”

A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

48)	Modify Part C so that Items 11(c) and 14 link to the correct documents.

A.	The registrant intends to respond to this comment in a subsequent, post-effective amendment.

49)	Explain why the undertakings were not provided or otherwise provide such undertakings.

A.

The undertakings were inadvertently excluded. As discussed on our call, the Registrant undertakes to respond to this comment in a subsequent, post-effective amendment. The Registrant hereby confirms that it will comply with the following undertakings as outlined in Item 17:

i.

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

ii.

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them; and

iii.

The undersigned Registrant agrees to file by Post-Effective Amendment the opinions and consents of counsel regarding the tax consequences of the proposed reorganizations required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinions.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein, Esq.
Samuel K. Goldstein, Esq.
Vice President and Assistant General Counsel
Funds Management

Enclosures

cc:         Ronald A. Holinsky, Esq.

    Christian Pfeiffer, Esq.

    Cherie Wolfskill